Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This transcript contains unaudited financial information for the quarter ended March 31, 2005 and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to projections of future revenue and earnings, continued positive momentum in our business, continued improvement in IT spending and completion and results of our proposed merger with Symantec Corporation. These forward-looking statements involve a number of risks and uncertainties, including the risk that: economic conditions generally or IT spending specifically may decline and cause a reduction in customer demand for our products and services; we will not gain market acceptance of our products and services; we may lose market share to existing or new competitors; we will be unable to meet the current release schedule for our new products; we may be unable to adequately manage our business in response to changing market conditions; our business may be negatively affected due to the announcement of our proposed merger with Symantec; and we may be unable to complete our proposed merger with Symantec. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the “Factors That May Affect Future Results” section of our annual report on Form 10-K for the year ended December 31, 2004, which is on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

Symantec has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. We urge investors and security holders to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ annual report on Form 10-K for the fiscal year ended December 31, 2004. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.

The following is a transcript of VERITAS’ Q1 2005 Earnings Conference Call held on May 3, 2005.

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Final Transcript

Thomson StreetEventsTH

Conference Call Transcript

VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Event Date/Time: May. 03. 2005 / 5:00PM ET
Event Duration: N/A

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

CORPORATE PARTICIPANTS

Gary Bloom
VERITAS Software Corporation — CEO

Renee Budig
VERITAS Software Corporation — VP IR

Ed Gillis
VERITAS Software Corporation — CFO

CONFERENCE CALL PARTICIPANTS

Tom Berquist
Smith Barney Citigroup — Analyst

Phil Winslow
Credit Suisse First Boston — Analyst

Ross MacMillan
Morgan Stanley — Analyst

Sarah Friar
Goldman Sachs — Analyst

Daniel Cummins
UBS Warburg — Analyst

Drew Brosseau
SG Cowan Securities — Analyst

Adam Holt
JP Morgan — Analyst

Curt Shauger
CIBC World Markets — Analyst

John DiFucci
Bear, Stearns & Company — Analyst

Kevin Buttigieg
A.G. Edwards & Sons — Analyst

Dan Renouard
Robert W. Baird & Company — Analyst

PRESENTATION

Operator

Good day and welcome to the VERITAS Software first quarter 2005 earnings release conference call. Today’s conference is being recorded. At this time for remarks and introductions I will turn the conference over to the Vice President of Investor Relations, Renee Budig. Please go ahead.

Renee Budig - VERITAS Software Corporation — VP IR

Good afternoon and thank you for joining us today for our report on VERITAS’ Q1 2005 financial results and future outlook. With me here today are Gary Bloom, our CEO, and Ed Gillis, our CFO.

Before we begin I would like to remind you that some of the matters we’ll be discussing today include forward-looking statements that involve risks and uncertainties. For example, statements regarding the Company’s expectations regarding future revenue, operation margins, earnings per share, and completion of our proposed merger with Symantec Corporation are forward-looking statements.

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ can be found in today’s earnings release which is available on our Web site and in our 2004 annual report on Form 10-K which is available on our Web site and the SEC’s Web site.

Certain matters regarding our proposed merger with Symantec are addressed in a joint proxy statement filed by the SEC, with the SEC, by Symantec. We urge you to read the joint proxy statement because it contains important information regarding the proposed merger.

In addition, during this call we will be referring to non-GAAP financial measures of the Company’s operating and financial results. We have reported similar measures to our investors in the past and believe that inclusion of comparative numbers provides consistency in our financial reporting at this time. We have posted a quantitative reconciliation of the non-GAAP financial measures discussed during this call with the most directly comparable GAAP measures on the Investors Page of our Web site.

I’ll now turn the call over to Gary Bloom.

Gary Bloom - VERITAS Software Corporation — CEO

Thanks, Renee.

I am pleased to announce that our revenue for the first quarter was $559 million dollars, representing year-over-year revenue growth of 15%. GAAP earnings per share was $0.24, and non-GAAP earnings per share was $0.26.

These results include $12 million of expenses related to our pending merger with Symantec.

We generated a record $257 million in cash from operating activities during the quarter, and ended the quarter with $2.4 billion dollars in cash in short-term investments after retiring $381 million of debt during the quarter. Our results during the first quarter clearly demonstrates the overall strength of our business and a continuation of the momentum we built exiting Q4.

We have been successful in balancing our focus on delivering solid results with the ongoing integration planning activities for our pending merger with Symantec.

On a global basis, license revenue grew 7% year-over-year, while service revenue continues to contribute significantly to the overall growth of our business. Services revenue was up 29% year-over-year.

At this time I’d like to cover some of our business highlights.

Just last week we held our VERITAS VISION user’s conference in San Francisco with over 3,000 customers and partners in attendance. This represents record attendance and makes VERITAS VISION one of the largest storage conferences in the industry.

We continue to receive positive customer and partner feedback on our recently launched Backup Exec 10 and Backup Exec Suite products. We also further strengthened our product portfolio through the announcement of our new Net Backup 6 and Enterprise Vault 6 products.

Our new Net Backup 6 delivers centralized information management and recovery of data. Net Backup 6 also enables the management and recovery of systems across heterogeneous UNIX, Windows, and Linux environments.

Our new release of VERITAS Enterprise Vault Version 6 e-mail and content archiving software extends this leading e-mail archiving tool into a comprehensive records retention and management platform. Enterprise Vault 6 enables organizations to archive and manage e-mail data, instant messages, Microsoft SharePoint documents, and data in Microsoft Windows and Network Appliance file systems.

Enterprise Vault 6 also provides a repository for these business records to help companies comply with virtually all electronic records retention regulations while driving down costs through improved user productivity, and efficient use of storage hardware.

We are also leveraging our Net Backup technology by integrating Enterprise Vault with Net Backup 6 Media Manager. This will allow customers to implement an integrated disk and tape strategy for archiving needs just as they do today for their data protection needs.

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

We also further strengthened our heterogenous advantage by expanding our product support for key platforms including storage management and high availability software for Novell SUSE Linux, Enterprise Server 9 Platform, and Sun Solaris 10 operating system. And we are now supporting Microsoft Windows Server 2003, 64-bit Editions with our Backup Exec 10 for Windows Server, and our application performance management product i3 for SQL Server.

On the partnering front, we strengthened our strategic relationship with NetApp and have integrated our Net Backup 6 software with NetApp’s NearStore Systems and snapshot technologies, delivering on the road map we outlined when we first announced our increasingly cooperative relation with Network Appliance 18 months ago.

We also had a very strong showing on several recent market share reports. Based on the recently published “Gartner Report”, VERITAS continues to be the recognized leader in the non-array-based storage software market with 27.5 percent market share in 2004.

In the core Storage Management market, our market share grew to 31.5%. In the distributed systems data protection market, we increased our market share to 46% in 2004, and VERITAS was identified as the only leader in Gartner’s e-mail archiving magic quadrant with the highest combined score for ability to execute and completeness of vision.

The Enterprise Vault product, obtained through KVS acquisition, leads the market in customer count and revenue, and it also has the strongest reference base of satisfied customers. IDC also identified VERITAS as the undisputed leader in the backup archiving in file system software markets.

In building upon our momentum we continue to see positive performance from our acquisitions. Our APM products saw solid growth of 19% year-over-year and 7% sequentially.

Our Enterprise Vault product also showed strong results and is one of our fastest growing products. We also heard very positive customer feedback on these products at our VISION user conference.

From a geographic expansion perspective, our EMEA and Asia Pacific/Japan regions continued to deliver solid performance growing 48% and 28% year-over-year respectively.

Before I turn the call over to Ed Gillis, I’d like to briefly touch upon the status of our proposed merger with Symantec.

During our VERITAS VISION user conference last week, we spoke to many of our customers and partners about the pending merger, and the feedback we received continues to be very positive. Our VISION conference attracts a technical-oriented audience and the discussions suggest that they understand why merging our respective strategies and products together will deliver them improved availability and security.

Our customers increasing requirements for access to systems and information continues to be the driving force between an expanding need for both availability and security. The rapid proliferation of devices that can now access electronic data is showing no sign of slowing down.

This is driving the need to balance traditional risk from disasters, system failures, and lost data, with accelerating pace of security threats and attacks from outside an organization. The unique combination of VERITAS and Symantec at both the corporate and product level allows IT leaders to manage this risk while at the same time getting the return on investment advantage of our heterogeneous utility computing solutions.

From an integration planning perspective, teams from both companies have been working diligently to ensure a smooth transition upon the close of our merger, and I feel good about our readiness for the post-close phase. The major gating item for the close is completing the SEC review of the Form S-4 registration statement.

We continue to work diligently with Symantec in their effort to complete this process so that we can mail our proxy statements and hold our shareholder meeting as soon as possible. We expect to be able to be a more definitive announcement about the timing of the shareholders meeting shortly.

I will now turn the call over to Ed for the detailed Q1 financial results. When Ed completes his discussion, I’ll provide our outlook and open the call for questions. Ed?

Ed Gillis - VERITAS Software Corporation — CFO

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Okay. Thanks very much, Gary. Today, I’ll begin by providing some comments on our income statement.

As Gary indicated, revenue for Q1 was $559 million, up 15% over the same period last year, and down 3% sequentially. Included in revenue is an approximately $12 million benefit from favorable foreign currency rates when compared to the March quarter a year ago.

License revenue for the quarter was $323 million, up 7% year-over-year. In the March quarter we shipped 27 end user transactions valued at over $1 million, up from the 25 that we shipped in the March quarter a year ago.

In addition, we shipped 269 transactions over $100,000, up from the 246 transactions in the March quarter of 2004, with a median deal size for these transactions of $187,000.

License revenue from our data protection products was $174 million, up 13 million or 8% year-over-year. Our Enterprise backup business remains solid and as previously indicated we are very pleased with the ramp at the end of the quarter for Backup Exec 10 and Backup Exec Suite from both our customers and our channel partners. As a reminder, these products began shipping in the March quarter.

License revenue from our Storage Management products was $76 million, down 10% year-over-year but flat sequentially. As you may recall, Foundations revenue in Q1 of a year ago was driven by a major product upgrade cycle to Storage Foundations 4.0.

License revenue from our utility computing infrastructure products was $73 million in Q1, representing year-over-year growth of 29%, based on the strength of both our high availability and our Command Central products. Both APM and our OpForce provisioning technology also had strong Q1, with APM growing for the fourth consecutive quarter.

From a platform perspective, license revenue for the quarter was 51% UNIX and LINUX, 40% Windows, and 9% multiplatform.

Service revenue for the March quarter was $236 million, again, as Gary indicated, up 29% year-over-year. Service revenue represented 42% of total revenue for Q1.

Our maintenance and support business continues to provide a solid revenue stream as a result of our increasing installed base and our high level of maintenance and software upgrade contract renewals. This is also an important indicator of customer commitment to our software technology, given the rights to product upgrades.

Channel mix.

The channel mix for total revenue for the quarter was 60% from end users and VARs, 28% from our two-tier distribution channel, and 12% from OEM partners, and shows the continued balance and breadth of our go to market strategy. Revenue for the U.S. was $295 million, down 1% versus last year.

U.S. license revenue was $143 million, down 6% from the December quarter. On a year-over-year basis, U.S. license revenue was down 17%, reflecting a difficult comparison with the year-ago quarter.

We did see improved signs of stability from the government and telco verticals during Q1, and financial services continues to perform well as we come into 2005.

Our international business continues to execute very well, as revenues from EMEA grew 48% year-over-year to $194 million, or 40% currency adjusted. EMEA license revenue grew 50% year-over-year, 41% currency adjusted.

Rest of world revenues, which include Asia Pacific and Japan, as well as Latin America and Canada, grew 23% year-over-year to $70 million, or 21% currency adjusted, with license growth of 15% year-over-year, or 13% currency adjusted.

Our total gross margin for the first quarter on a GAAP basis was 83%. The gross margin on license revenue, excluding amortization of developed technology, was 97%, and gross margin on service revenue was 67%, driven largely by the strength of our maintenance revenue.

Operating expenses on a GAAP basis were $323 million. The sequential increase in terms of absolute dollars is primarily attributable to investment and sales and overseas research and development.

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

In addition, and included in operating expenses is approximately $12 million related to our pending merger with Symantec.

GAAP operating income was $141 million, or 25% of revenue. Interest and other income, net of interest expense, was $10 million in the quarter.

Tax rate for both our GAAP results and our non-GAAP results was 31%, reflecting the continuing mix of international business. For 2005 we would expect our non-GAAP tax rate to be 31%.

GAAP earnings were $0.24 per share based on fully diluted share count of 433 million shares.

Historically we’ve excluded from our non-GAAP operating results, amortization of intangibles, in-process research and development, gains on strategic investments, and stock-based compensation. These totaled $8 million net of tax for Q1. When adjusted for these items, our non-GAAP earnings per share for Q1 are $0.26.

Non-GAAP operating margin for Q1 is 28%. But as a result of our pending merger with Symantec, we did incur certain merger-related expenses during Q1 that had a negative impact on our operating margin and earnings.

These expenses, which include retention costs, merger-related travel, and outside advisors, totaled approximately $12 million, or $0.02 per share and two margin points. I’d like to point out that the consensus earnings per share in Thomson’s First Call is also based on non-GAAP earnings, excluding merger-related expenses.

Our head count exiting Q1 was just under 7700, an increase of roughly 80 employees over the last quarter.

I’ll turn now briefly to the balance sheet.

We exited the quarter with $2.4 billion in cash and short-term investments. We generated approximately $257 million in cash from operating activities for the quarter.

Primary uses of cash this quarter included $381 million for the buy-out of our synthetic leases, and $19 million of capital expenditures.

Accounts receivable as of March 31 were $260 million, our DSO was 42 days, and reflects the back-end nature of the quarter. In Q1 over 46% of our billings occurred during the third month of the quarter, up by approximately 11 points versus Q1 2004.

Deferred revenue was 547 million at March 31, up from 427 million in Q1 ‘04 and roughly flat compared to Q4.

Unfilled license orders and gross deferred license revenue were approximately $67 million, compared to $83 million at the end of Q1 a year ago, and was down sequentially reflecting our normal seasonal pattern.

With that, let me now turn the call back over to Gary.

Gary Bloom - VERITAS Software Corporation — CEO

Thank you Ed. Before we turn the call over for questions, I’ll provide some perspective on our expectations for Q2 and our thoughts on the remainder of 2005.

Our business was strong in the first calendar quarter as a result of a solid pipeline exiting Q4, good execution by the sale teams around the world, outstanding services results, and the Q1 sales and retention incentives we put in place for our sales organization. Based on these factors, and the combination of the normal seasonality of the second quarter, and the ongoing activities related to our pending merger with Symantec, we’re being cautious with our Q2 outlook.

As such, we expect revenue for the June quarter to be in the range of 500 million to 540 million. In addition, for calendar year 2005, we continue to expect in annual revenue growth rate of approximately 11 to 12%.

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

GAAP operating margins are expected to be in the range of 16 to 21%, and GAAP earnings per share in the range of 15 to $0.20 per share. Non-GAAP operating margins are expected to be in the range of 18 to 23%, and non-GAAP earnings per share in the range of $0.17 to $0.22.

Similar to Q1, our operating margins will be negatively impacted by merger-related expenses, which are estimated to be $15 million, or roughly three percentage points of margin and $0.02 to $0.03 per share.

We delivered solid results in the first quarter and we will continue to balance the merger-related activities, the business at hand, in Q2. Our Q1 results demonstrate the value we are delivering to our customers and their confidence with our strategic direction.

Our merger with Symantec represents a unique opportunity to deliver even greater value to our customers and we are looking forward to completing this transaction and moving forward as a combined entity.

I will now open up the call for questions.

QUESTION AND ANSWER

Operator

Thank you. The question-and-answer session will be conducted electronically. [Operator instructions] Our first question is from Tom Berquist with Smith Barney.

Tom Berquist - Smith Barney Citigroup — Analyst

Thank you. Ed, how much did KVS contribute in the quarter?

Ed Gillis - VERITAS Software Corporation — CFO

Tom, we’re not breaking KVS out as we said at the end of last quarter, or at the end of last year, we said we wouldn’t be breaking out going forward. I think we have described though, the way to think about it is that I think Gartner’s got the category growing at 57% for the year, and our experience has been that we’re growing faster than that rate and that continues to be our experience this quarter.

KVS had a very strong quarter. I think I can safely say it was our fastest growing product.

Tom Berquist - Smith Barney Citigroup — Analyst

And just for the year, in terms of thinking about how the rest of that license backlog will come out, it was down a little bit more than I expected this quarter, I know it’s normally down in the first quarter, but do you expect for the bulk of the rest of that to come over the next quarter or two or does it start to get replenished as the year goes on?

Ed Gillis - VERITAS Software Corporation — CFO

Yeah, no, it’s pretty seasonal. So we typically see it down in the kind of 40, 45 range, Q4 to Q1, flat to down in Q2. Little bit of a build in Q3 and a big build in Q4, and it’s almost entirely related to the skew of the business so the big crunch at Q4 is a result of the sales commission incentive systems just drives all the business into the end.

Tom Berquist - Smith Barney Citigroup — Analyst

Got it. Gary, if I could just ask quickly and this will be my last one. Obviously there’s been some concerns about the European spending environment as of late. You guys have done very well there recently including this quarter. Did you see anything on the margin that gave you some concern about that and was that part of your reason for the guidance in June?

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Gary Bloom - VERITAS Software Corporation — CEO

No, I mean, Europe specifically we saw very solid results in Europe, and obviously with 48% revenue growth it’s hard to look for weakness, given that kind of result. I think that the thing that is factored into our cautious outlook besides the factors that we indicated, is certainly the number of misses, a number of software companies had and them pointing to places like Europe and other areas of their business being weak.

It certainly gives us a little pause for concern to say are we going to be subject to those same issues. And so that’s certainly factored into it, but specifically in Europe we didn’t see anything specific there.

Tom Berquist - Smith Barney Citigroup — Analyst

Okay. Thank you.

Operator

Our next question comes from Heather Bellini with UBS.

Gary Bloom - VERITAS Software Corporation — CEO

Are you there, Heather?

Operator

Heather, your line is open, please proceed with your question. If you are using the mute button, please repress your mute function. Hearing no response from that line, we’ll go to Phil Winslow with CSFB.

Phil Winslow - Credit Suisse First Boston — Analyst

Hi, guys. Good quarter. I just want to spend a little bit more time focusing back on the data protection side. Can you maybe comment on just what you were seeing on the Backup Exec portion of the business with the launch of that product there? And as well looking at KVS acquisition, what would that lineup look like organically year-over-year this quarter?

Gary Bloom - VERITAS Software Corporation — CEO

I think organically the data protection business would have been flat. BE 10 shipped in Q, in the first quarter, in the March quarter, but again from a channel perspective we really don’t see much of the lift until the next quarter simply because of, we recognize revenue on a sell-through basis. So we get the kind of full quarter benefit as we get into the June quarter.

And then I think, as you know, we’ve got Net Backup 6.0 coming. It was introduced at our VISION conference and it should ship kind of mid-year.

Phil Winslow - Credit Suisse First Boston — Analyst

Great. And then also just on the APM side of the business, you mentioned the fourth consecutive quarter of growth there, have you seen any changes in the competitive landscape there?

Gary Bloom - VERITAS Software Corporation — CEO

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Yeah, on the competitive landscape with APM we haven’t seen a lot of change in that particular market. If you recall, going back probably about a year ago, we were more focused on our ability to execute with the merger than we were the competitive market, and what we’ve really done is we’ve really gotten our execution model down pretty solidly so we’re really getting the benefit out of what’s still viewed as one of the best products in the market and one that goes certainly the deepest in its actual ability to diagnose performance problems on live-running systems.

I had an opportunity at one of our CIO events, at our VISION conference, to talk to two or three customers there and literally raving about what this product has done for their performance of their systems. And so it’s on that fundamental basis of solid technology and we now have our execution and our sales model working. Such that, we’re getting the leverage of VERITAS’ size.

What that’s done is, you know, for the third quarter in a row here, we’ve delivered record results with this product so we’re growing at very strongly now, really getting the leverage out of what was a great acquisition.

Phil Winslow - Credit Suisse First Boston — Analyst

Great. Thanks, guys.

Gary Bloom - VERITAS Software Corporation — CEO

Thanks.

Operator

As a reminder, please limit yourself to one question. We do have a question from Ross MacMillan with Morgan Stanley.

Ross MacMillan - Morgan Stanley — Analyst

Just on the back hand [luid] nature of the quarter, could you just describe why that was, if it is something your product releases didn’t really contribute materially. And also just to follow-up to that, 27 deals over $1 million, I think you did 25 over a million last year, and then you had a pretty steep decline into Q2, how would you, how would you guys describe the pipeline for large deals as you exit Q1 and did some of the incentives that you set up in place kind of eat into that kind of pipeline of larger deals? Thanks.

Ed Gillis - VERITAS Software Corporation — CFO

I’ll take a crack at it and Gary, pile on.

So in terms of the back-end loaded aspect of the quarter, I would say that the anomaly was probably a little bit more Q1 of a year ago where we had a pretty front-end loaded Q1. So the kind of comparison is probably more normal for a Q1 this quarter where we’ve got something in the order of 45% of the billings in the third month.

In terms of larger deals or deal flow, the seasonality that we experienced over the last several years is big deal flow, the seasonality that we’ve experienced over the last several years is big deal flow in Q4 and Q1, the Q1 deal flow tends to be deals that were largely set up in Q4 but couldn’t get out the door or closed in Q4. You then see kind of a rebuilding cycle in Q2 and Q3, in which you’re again harvesting in Q4 and Q1.

Gary Bloom - VERITAS Software Corporation — CEO

Yeah, so the other thing I would add to it is just on a generalized basis the pipeline is healthy for this point in time in the year. So we feel pretty comfortable with that.

Clearly the incentives to your incentive question, it motivated a little bit more of a Q4 type behavior where you drive a lot of momentum at the end because there’s incentives out there, but if you think about the incentives, I mean those incentives are a combination of incentives to get sales,

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May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

they’re also retention-oriented. But at the end of the day, from a year ago, we grew our business $73 million in total revenue from 12 months ago, and that customer demand has to be there in order for any of the incentives to work.

So the fact is, we have strong momentum in our business, the customer demand was there. And what the incentives really drive is the combination of retention and they drive the team to say focused on the results.

And so it drove a really strong performance in the quarter based on an underlining strong momentum in the business as measured by pipeline and again, the pipeline’s healthy looking for ward.

Ross MacMillan - Morgan Stanley — Analyst

Do the retention plans extend through this calendar year or can you just describe how the retention plan works?

Gary Bloom - VERITAS Software Corporation — CEO

So we have never gotten into specific details about the actual metrics about our incentive programs. It’s not uncommon that in the early part of the year, both Q1 and Q2, that we would do incentive programs to get the sale teams going, recognizing a lot of the output of incentive programs in Q1 and Q2 is pipeline that actually gets built for Q4. So it’s kind of building for that annual momentum.

And so, you know, this quarter is not much different as a Q2 goes. We have incentives out there, that’s not uncommon for us to use incentive programs to motivate different behaviors at different points in time.

Ross MacMillan - Morgan Stanley — Analyst

Thank you.

Gary Bloom - VERITAS Software Corporation — CEO

Sure.

Operator

Moving on, we’ll take a question from Sarah Friar with Goldman-Sachs.

Sarah Friar - Goldman Sachs — Analyst

Good afternoon. Could I just go back to the guidance question again? And as I look to the June quarter, Ed, should we expect any downtick on the services line or is maintenance something else we should see continue to build given the performance in the first quarter?

Ed Gillis - VERITAS Software Corporation — CFO

We had a very strong quarter in services, unexpectedly strong. A portion of that, I’m happy to say, came from our professional services business, where we’ve been putting a big investment. But it’s still a small business. So although they had a good strong quarter, it still probably contributed to maybe 2 to $3 million of the overall performance.

As we look out, I frankly think that the services business for the next quarter is likely to be relatively flat to Q1 because I think it’s going to be hard to match the Q1 performance. That will still show very good year-over-year growth. We could get a little bit of upside on it, but again, from a planning perspective or modeling perspective, we’re not expecting to.

Sarah Friar - Goldman Sachs — Analyst

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Okay. And then given that, as we look to the license revenue line, are there any products, you’re being conservative on guidance, are there any particular areas that you’re particularly notice about whether it’s because a competitor such as EMC can come in and be a little bit more aggressive given that you’re in the midst of a merger, and I’m just wondering if you can give us some color on the license side?

Gary Bloom - VERITAS Software Corporation — CEO

Yeah, that’s kind of touching on the generalized EMC question that we obviously hear a lot. We’ve certainly heard a lot more since their pretty aggressive tactics last week with the Street as well.

The bottom line is that, you know, that is not impacting our business in any material respect. They’ve been out there with these Legato products. They’ve been, you know, the acquisition was almost two years ago, now.

It was all based on financial viability that that was going to solve all of their problems, but if you actually look at the last year, you know, first of all our business is five times the size of their business. Their backup market share in 2004 actually declined, it didn’t grow. And we’re growing generally, you know, if you look at last year, our revenues grew faster than they did.

In fact, you know, we grew by 8.2% in ‘04 as measured by the analysts’ firms and that was faster than any one of the top five vendors with EMC growing only 3.9%. So we’re dealing continually, you know on a continual basis very effectively with that underlying kind of threat out there of EMC and I feel pretty comfortable with it.

The so the notion that there had a big disruptive effect, I think the numbers speak for themselves, the combination of $73 million of growth in our business from Q1 a year ago, a 15% growth rate on our business, you know, is a great quarter. So obviously we’re managing, whatever tactics they’re using, we’re managing those effectively.

Sarah Friar - Goldman Sachs — Analyst

So net of all the comments you’ve just given, it sounds like your caution on guidance is to be careful but it’s not predicated on any particular trend you’re seeing in the business thus far in the second quarter?

Gary Bloom - VERITAS Software Corporation — CEO

It’s not based on any real external trends other than the one I mentioned in the earlier conversation about the general notion that obviously something was probably going on in Q1 because a lot of software companies missed and certainly everybody’s been a little bit more cautious. So we don’t want to be blind to what’s going on out there, while we didn’t see a lot of negative behavior in Q1, some of that could have been masked by the, you know, increased focus through retention and other things, retention and incentives that we had. So we don’t want to be blind to that.

But the reason that we’re primarily cautious is as I mentioned, a combination of factors. But one is, you know, we’re planning for a merger so we’re out there doing the things necessary to get ready to close the merger, and, you know, that takes a little bit of focus off the core of driving our business day-to-day. Certainly takes, I can tell you first hand, takes management time and attention to work on it. So we’re just generally being cautious about there, given as much the internal kind of things going on as what’s going on out in the marketplace.

Sarah Friar - Goldman Sachs — Analyst

Got it.

Ed Gillis - VERITAS Software Corporation — CFO

The only other thing I’d add, Sarah, is that we are taking very much kind of a year-to-date perspective on it. So if you look at, just take the midpoint of the guidance we’ve given, and you factor that into our actual performance in Q1 and you look at kind of six months year-to-date, that puts us kind of spot on our plan for the year.

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Sarah Friar - Goldman Sachs — Analyst

Okay.

Ed Gillis - VERITAS Software Corporation — CFO

So this is, I think, very much trying to make sure, as Gary said, that we’re balanced relative to the Q1 view, and that we’re cognizant of a little bit wider range on the guidance than we might generally give in light of the merger.

Sarah Friar - Goldman Sachs — Analyst

Okay. That’s great. Thanks very much.

Operator

As a reminder, in order to allow maximum participation, please limit yourself to one question. Next we’ll go to Daniel Cummins with UBS.

Daniel Cummins - UBS Warburg — Analyst

Thanks. This is a question for Ed. I would have thought that deferred revenue would have been up this quarter given it’s not, you know, any kind of abnormal quota with respect to large deals. Can you just comment on what your expectations were for deferred and what that, you know, how that kind of applies to the June quarter guidance?

Ed Gillis - VERITAS Software Corporation — CFO

Daniel, so remember that our deferred revenue is almost entirely maintenance-related. So well over 80% of our deferred revenue is maintenance-related. And the maintenance contracts have increasingly been skewed to anniversary dates at calendar year end, not exclusively, but in terms of a trend, there’s a trend to co-terminus and there’s a trend to try to get them into a typical company’s budget cycle or calendar year end. So given that, you know, you start to see the amortization come down in Q1.

There is a license component and there is a professional services component that’s volatile, it bounces around, harder to predict, but relatively small piece. So we are, again, don’t lose focus on the fact that the deferred revenue balance is up hugely year-over-year, and I think that’s really the right comparison. I think on the forecast call at year end we had suggested that it would be flat and so we’re not at all surprised to see it flat.

Daniel Cummins - UBS Warburg — Analyst

Okay. Thank you.

Operator

Next we’ll go to Drew Brosseau with SG Cowen.

Drew Brosseau - SG Cowan Securities — Analyst

Great, thanks. So you talked about the license numbers and you talked about the regions and overall revenues. I do the math on that, looks like U.S. licenses were down about 17% year-to-year even with some help from the KVault acquisition. So can you describe what’s going on in the U.S. and what you’re doing to fix it?

Gary Bloom - VERITAS Software Corporation — CEO

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Yes, Drew, we had spelled that out in the script. We had indicated that while U.S. license revenue was down 17%, so, you know, couple of things I think probably the most significant is Q1 a year ago was a strong quarter and concentrated in the U.S. I think the U.S. grew at, I believe, 14% a year ago and I think the license revenue grew at 9%. And so it was a tough compare.

I also think that as we come out of this quarter, order rate in the U.S. is a little better than what the actual revenue rate would suggest, but business is slower in the U.S. We’ve been investing, as you know, strategically, very aggressively, outside of the U.S. in Europe and in Asia Pacific exactly for this reason because that’s where we’ve seen the growth opportunity.

Ed Gillis - VERITAS Software Corporation — CFO

I think, Drew, it’s also, I mean, the U.S. is the other areas besides EMEA that was referenced in some of the other software company’s announcements is just different parts of it struggling. The good news for us is that we are starting to see some signs of stability in a couple of key areas. One of those is the telco vertical, but the other is government.

And certainly one of the things we’re starting to feel pretty good about is a rebuilding of our government business and the increased stability in that line of business. And as I think you know pretty clearly, there’s a lot of opportunity out in the government space, especially around the kind of products that we build, and we’ve been seeing it on a combination of things, increased flow of customers in our briefing center, stronger attendance by government customers at our events, and just more confidence out of our sales team.

So getting government going can have a pretty serious, you know, positive impact on our overall U.S. business, and if you recall, last year weakness in government is one of the things that set us up for very tough comparisons a year ago. So getting that kind of on the right track would really be a good sign of improvement.

Operator

Next we’ll take a question from Adam Holt, JP Morgan.

Adam Holt - JP Morgan — Analyst

Hi, guys. The 5.0 Net Backup cycle drove a pretty significant uptick in maintenance. Could you put the 6.0 release in the context of previous releases and what would you expect from a maintenance perspective going forward?

Ed Gillis - VERITAS Software Corporation — CFO

Well, hard to put anything quantified around that. Again, I’m happy to frame it in terms of how to think about it.

5.0, when it came out, I believe it came out in the fourth quarter, so we had these kind of three events happening at once. You had the 5.0 launch, that you kind of had a reason to upgrade. You had this trend to co-term, and you had this trend to calendar year-end renewals. So I think that gave a bit of an exaggerated effect all in Q4.

Having said that, we’ve got very good renewal rates on our data protection business and Net Backup in particular, and 6.0 is only going to improve that. It’s a product that has great deal of additional functionality, and from our perspective is going to be a, you know, a terrific opportunity to further improve our maintenance upgrades.

It’s kind of baked into our thinking for the year. It’s baked into our plan for the year. It’s baked into our guidance for the year. But breaking it out between the September quarter and the December quarter, I couldn’t do.

Gary Bloom - VERITAS Software Corporation — CEO

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

The one thing I would tell you on the functionality front, this was not kind of a minor release and it’s not insignificant functionality by any measure. This is taking the leading product in the marketplace and leap-frogging it ahead very dramatically beyond where any of the competition is even thinking about going yet.

And some of our focus on recoverability, our focus on the NetApp support and the fact that, the kinds of things we can do with Network Appliance and the advantage those customers get is really significant. So this is a release that’s pretty significant, and, you know, it should certainly encourage people to stay current on maintenance and such that they can pick up the incremental release, incremental functionality. But by and large it’s going to give us another good competitive advantage out in the marketplace.

Adam Holt - JP Morgan — Analyst

If I could, just a quick follow-up also on the one-time M&A charges in the first quarter. Is there any way to quantify how successful you were with the either the retention incentives and/or compensation incentives?

Ed Gillis - VERITAS Software Corporation — CFO

Well, yeah, I think that certainly from a retention perspective, obviously we look, we measure and monitor things like attrition rates and turnover very carefully, and those rates are at or below kind of historic rates on a seasonal basis, so Q1 to Q1 kind of basis. So in that context I think we’re very happy with the results.

I think our financial results speak for themselves. We obviously had an outstanding quarter and I think that as Gary said earlier, that suggests focus. And that was in part what we were trying to accomplish.

Gary Bloom - VERITAS Software Corporation — CEO

I mean, I think generally the way to look at these, again, is the primary measure of were they successful or not showed up on the revenue line. But what you have to understand is by the sales teams delivering very strong revenue in the first quarter, they set themselves up to really optimize their overall annual results because they were incented in the first quarter but it affects, you know, success early on affects the rates throughout the year. And so what it does is just drives continual solid performance out of their comp plans.

So the way these structures work, this is a fast, the way to think about it is, get a fast start, and if you get a fast start you build momentum that your sales team can leverage and that’s how you kind of motivate the behavior out there. So we’re certainly the results speak for themselves as to how well these worked.

Adam Holt - JP Morgan — Analyst

Great. Thank you.

Gary Bloom - VERITAS Software Corporation — CEO

Sure.

Operator

As a reminder, please limit yourself to one question. Next we’ll go to Curt Shauger with CIBC.

Curt Shauger - CIBC World Markets — Analyst

Yes, good afternoon, everybody. Can you hear me?

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Gary Bloom - VERITAS Software Corporation — CEO

Yes.

Curt Shauger - CIBC World Markets — Analyst

Excellent. We’ve heard a lot about the impact of Legato or the market share gains or losses, there’s some of the competitive front there. Can you add something to us regarding IBM and Computer Associates and what you’re seeing from those two primary competitors?

Gary Bloom - VERITAS Software Corporation — CEO

Sure. So with Computer Associates, you know, I’d just classify it as really no change. I mean, if you look at all the market share numbers and the growth rates and everything else, certainly CA was one of the slowest growers in 2004 in the top five backup vendors and that’s the primary place where, I suspect the primary market you’re talking about as the backup product area.

And then with IBM, IBM is where the real competitive battle is for the enterprise accounts, you know, we get a lot of questions on the MC Legato front. The real battle for the high end of the market has traditionally been the IBM TSM product. And we continue to do very well there.

We’ve had, as we always do in an increasing trend towards some competitive replacements, we’re real happy with that, and as I mentioned on the last call that we had we see an increasing trend of interest from IBM customers looking at leveraging our functionality, our restore capabilities, and some of our advancements in this space. We’re not shy about taking advantage of that when presented those opportunities. So I feel real good about how we can do against IBM as well at the high-end.

Curt Shauger - CIBC World Markets — Analyst

Excellent. A quick follow-up for Ed. Does the $0.26 include or exclude the $12 million in merger-related costs?

Ed Gillis - VERITAS Software Corporation — CFO

It excludes it. Repeat the question for me, if you would.

Curt Shauger - CIBC World Markets — Analyst

Is the $0.26 in non-GAAP EPS, does that exclude the 12 million dollars of merger-related items?

Ed Gillis - VERITAS Software Corporation — CFO

So I’m sorry, it includes the $12 million merger, the $0.02 related to the merger expenses.

Curt Shauger - CIBC World Markets — Analyst

So should be $0.02 higher if we exclude it?

Ed Gillis - VERITAS Software Corporation — CFO

Yes.

Curt Shauger - CIBC World Markets — Analyst

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Okay. Great. First Call had us do that earlier in the quarter. Thank you so much.

Ed Gillis - VERITAS Software Corporation — CFO

That’s right, And that’s what we were trying to communicate in the script that First Call, it was at 28. Or that we’re at 28 and that’s the relevant comparison to First Call.

Curt Shauger - CIBC World Markets — Analyst

Excellent. Thank you.

Operator

Next we have a question from John DiFucci with Bear, Stearns.

John DiFucci - Bear, Stearns & Company — Analyst

I’d like to just quick follow-up to Drew’s question. I realize that your strategy is go after growth internationally, but North America license revenue was not only down this quarter but also down, I think it was 13% in the prior quarter. Just trying to, as you guys point out there’s been several software companies, and not just software companies that have had some weak quarters blamed on a lot of different things. Just trying to see if there’s something out there in the environment that you guys are seeing in North America or perhaps there’s probably more saturation of your products in North America versus the rest of the world, but is there anything in the North American environment you’re seeing, any kind of weakness?

Gary Bloom - VERITAS Software Corporation — CEO

So, John, you’re right, we certainly have a bigger dependency on emerging products for kind of ongoing growth in the U.S. marketplace. We certainly have, in some cases, more competitive battles going on in the U.S. marketplace when we talk about the prior question about, you know, when do you see IBM? Where we see IBM a lot is in the big U.S. accounts. So it’s, you know, a little bit of a tougher sell and longer sales cycle.

There’s no doubt, if you look back, and I mean you can look back in our comments on Q2 a year ago, and, you know, we struggled in Q2 a year ago in the U.S. At the time we highlighted that one of the potential impacts of that could be a change in the buying patterns relative to Sarbanes-Oxley and that could be affecting the whole scenario.

So it’s a little bit hard to tell there’s so many things going on. And those things going on are the external factors that are going on. But then internally, as everyone’s kind of completely aware of, we’re working on a merger. And so we have the merger-related activities that we’re working on, as well.

And so I don’t think there’s anything major going on out in the U.S. market. It’s been a tough market. It’s been a competitive market.

It’s been one that’s been hard to get the dollars out of customers’ pockets and it’s been a little bit of an up and done and a roller coaster ride for the last two or three years, I’d probably say three or four years, if I really can think back that far. But it’s been a roller coaster ride there and we just haven’t seen that materially change. There certainly hasn’t been any positive pop in the market in the U.S. that says we’re suddenly back into a high-growth scenario.

Ed Gillis - VERITAS Software Corporation — CFO

And, too, and I think it is a market that is obviously more mature than the international. I guess the best evidence of that is, if you look at our services, and again, this is largely maintenance growth rates in the U.S., in ‘03 they grew at 17%, in ‘04 it grew 23%, and in the first quarter it grew at 21%. So if you use maintenance renewals as at least an underlying indicator of health, you know, we’ve got good, vibrant installed base of maintenance revenues coming in, in the U.S., but it’s the license revenue that we’ve got to get moving.

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Gary Bloom - VERITAS Software Corporation — CEO

It’s important not to lose sight of the comments we made earlier about a combination of the telco market, seeing some signs of improvement, financial services has typically been a pretty good space for us and continues to be, and then government seems to be really starting to get a ground hold. And those are the kinds of things we need to start seeing if we’re going to be able to talk about improvement in that business.

We need some of the really strong sectors where there’s some money being spent to actually improve, and government is certainly one of those spaces.

Ed Gillis - VERITAS Software Corporation — CFO

And then from a product perspective, obviously we’re hopeful that one of the big catalysts will be KVS. KVS is probably stronger in Europe and we believe it’s a great opportunity in the U.S. as we move forward.

John DiFucci - Bear, Stearns & Company — Analyst

Thanks, guys. That is helpful.

Gary Bloom - VERITAS Software Corporation — CEO

Thanks.

Operator

Moving on—I’m sorry, go ahead.

Gary Bloom - VERITAS Software Corporation — CEO

I was going to say, next question.

Operator

Thank you. We have a question from Kevin Buttigieg with A.G. Edwards.

Kevin Buttigieg - A.G. Edwards & Sons — Analyst

Thank you. Looking at deferred revenues on the balance sheet, they were down a little bit quarter-over-quarter but deferred revenues on the cash flow statement were up about $6 million. Is the reason in that an acquisition that you did during the quarter?

Ed Gillis - VERITAS Software Corporation — CFO

Off the top, I don’t know. My, we have periodically small acquisitions. Off the top I don’t know what the difference would be. We’re talking of several hundred thousand decline on a $500 million balance. So again, I come back to the substance of that account is maintenance. 80% plus of that account is maintenance and that’s a good, vibrant growing business.

Kevin Buttigieg - A.G. Edwards & Sons — Analyst

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Right. Right. My sense was that the $6 million increase on the balance sheet what was more or less an organic growth rate, or excuse me, the 6 million increase on the cash flow statement was more or less organic as opposed to the balance sheet perhaps being negatively impacted by an acquisition.

Ed Gillis - VERITAS Software Corporation — CFO

Yeah, I couldn’t comment. So, again, from a practical perspective, deferred revenue is flat, it’s pretty consistent with how I would think about it, and it showed very good growth year-over-year.

Gary Bloom - VERITAS Software Corporation — CEO

Just to highlight the growth year-over-year, Q1 a year ago deferred revenue balance was $426.9 million, and this quarter 547.1 so we’re talking a real substantial kind of services driven business there that’s really helping that, the maintenance business, really helping that line.

Kevin Buttigieg - A.G. Edwards & Sons — Analyst

Okay. And then just so I understand your discussion regarding the incentives/retention payments, is there a piece that sales people would have to collect over time, over the course of the following couple of quarters, for example, for sales made during the first quarter that would keep them over that period of time? How should I think about the retention piece of that as you move through the later stages of the acquisition?

Ed Gillis - VERITAS Software Corporation — CFO

Yeah, that’s just down in the weeds and beyond where we’re commenting or we’re willing to comment. We’re using incentives to drive both focus and drive retention and the results certainly reflected that we achieve that goal.

Kevin Buttigieg - A.G. Edwards & Sons — Analyst

Okay. Thank you.

Ed Gillis - VERITAS Software Corporation — CFO

Sure.

Gary Bloom - VERITAS Software Corporation — CEO

We have time remaining for one more question. This question comes from Dan Renouard with Robert Baird.

Dan Renouard - Robert W. Baird & Company — Analyst

Thanks. Wondering if you could help us understand the 10-K delay and the Sarb-Ox issues you had earlier? How did that impact the integration plans and what did you have to do to compensate for that?

Gary Bloom - VERITAS Software Corporation — CEO

Yes, so if you look at the 10-K delay, obviously we, you simply ran up against the clock there on getting the 10-K on file. And ultimately with the material weakness that added some additional cycles to it, to have that fully understood, have it properly documented and disclosed, and so that’s where the time went.

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Final Transcript

May. 03. 2005 / 5:00PM, VRTS — Q1 2005 VERITAS Software Corporation Earnings Conference Call

Obviously we thought we were going to make the clock within the extension period and it pushed us mildly beyond the extension period, although only by a few days. And then just as a reminder it took the NASDAQ a couple more days after that to actually get the ticker symbol back to its normal place.

So it’s relative effect on integration planning, though, and timing for the merger, our kind of filing delay there really didn’t have an effect on the, you know, the filing status for the merger or anything else.

This was, you know, Sarbanes-Oxley first year through it. It’s a tough thing, and we learned a lot and we found our material weakness and we’re improving our controls to make sure that we don’t have ongoing issues there and we feel confident that we won’t.

Operator

That does conclude the question-and-answer session. I’ll now turn the conference back to Mr. Gary Bloom for any closing remarks.

Gary Bloom - VERITAS Software Corporation — CEO

Thank you very much.

I appreciate everyone joining us on this call and obviously we’re just thrilled with the Q1 results here, you know, we’ve given you some guidance on Q2 and we feel comfortable with where we’re going on this. We’re obviously encouraged about the merger and we’re going to continue to work on that. Thanks again for joining us.

Operator

Thank you. That does conclude today’s conference call. Thank you for your participation.

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